Exhibit 99.1

THIS ANNOUNCEMENT CONTAINS INSIDE INFORMATION AS DEFINED UNDER THE MARKET ABUSE REGULATION (EU) NO. 596/2014. UPON PUBLICATION OF THIS ANNOUNCEMENT THIS INFORMATION IS NOW CONSIDERED IN THE PUBLIC DOMAIN.

Mereo BioPharma Announces Changes to Board of Directors

London and Redwood City, Calif., September 28, 2020 - Mereo BioPharma Group plc (NASDAQ: MREO, AIM: MPH), “Mereo” or “the Company”, a clinical-stage biopharmaceutical company focused on oncology and rare diseases, today announces the appointments of two new members to the Company’s Board of Directors.

Dr. Brian Schwartz, former Chief Medical Officer of Arqule, Inc. and Dr. Jeremy Bender, former Vice President of Corporate Development at Gilead Sciences, Inc. and recently appointed Chief Executive Officer of Day One Biopharmaceuticals, Inc., will join Mereo’s Board of Directors. Drs. Schwartz and Bender bring significant oncology drug development and corporate development experience to Mereo. In addition, in order to maintain the maximum number of board members at nine, Paul Blackburn will be leaving Mereo’s Board of Directors after a five-year tenure as a Non-Executive Director. The changes to the Mereo Board will be made with effect from October 1, 2020.

“We are very pleased to strengthen our board of directors at this important stage in Mereo’s evolution,” said Dr. Denise Scots-Knight, Chief Executive Officer of Mereo. “Brian and Jeremy are industry veterans with deep experience in clinical and corporate development specifically within oncology and rare diseases. Their collective skill sets will be an asset to Mereo as we prepare to advance etigilimab, our anti-TIGIT antibody, into a Phase 1b/2 combination study in the fourth quarter this year and continue to execute on our broader rare disease pipeline strategy.”

Peter Fellner, Chairman of the Board of Directors of Mereo, said: “Mereo is entering an exciting new chapter and we are delighted to welcome Brian and Jeremy to our distinguished Board of Directors. On behalf of the Board, we would also like to thank Paul for his contributions over the past five years especially for his leadership as Chairman of the Audit and Risk Committee. He leaves the Board with the Company well financed and in a strong position to execute on our strategy. We wish him the best in his future endeavours.”

About Dr. Brian Schwartz

Dr. Schwartz brings significant experience in oncology drug development in both the biotechnology and pharmaceutical industries. Dr. Schwartz most recently served as Chief Medical Officer of Arqule Inc. (acquired for $2.7 billion by Merck & Co. in 2020) where he served as a key member of the management team and managed diverse interdisciplinary teams to advance preclinical and clinical drug development programs in oncology and rare diseases. Prior to joining Arqule in 2008, Dr. Schwartz served as Chief Medical Officer and Senior Vice President, Clinical and Regulatory Affairs, at Ziopharm Oncology, Inc., where he built and led clinical, regulatory, and quality assurance departments responsible for the development of new cancer drugs. Earlier in his career, Dr. Schwartz held a number of positions at Bayer Healthcare and Leo Laboratories. At Bayer, Dr. Schwartz was a key physician responsible for the global clinical development of sorafenib (Nexavar®) and has extensive regulatory experience working with the FDA’s Oncology Division, the European Medicines Evaluation Agency (EMEA), and numerous other health authorities. Dr. Schwartz received his medical degree from the University of Pretoria, South Africa, practiced medicine, and worked at the University of Toronto prior to his career in the biopharmaceutical industry.

About Dr. Jeremy Bender

Dr. Bender is a senior biopharma leader with broad experience driving strategic decisions and transactions. Dr. Bender was recently appointed Chief Executive Officer of DayOne Biopharmaceuticals, Inc. He previously served as Vice President of Corporate Development at Gilead Sciences, Inc. where he was responsible for development and negotiation of partnerships, alliances, joint ventures, equity investments, licensing agreements, and M&A transactions including Gilead’s $4.9 billion acquisition of Forty Seven, Inc., and the establishment of a 10-year partnership with Arcus Biosciences Inc. to advance next-generation cancer immunotherapies. Dr. Bender joined Gilead from Tizona Therapeutics, Inc. where he was Chief Operating Officer responsible for the Company’s finance, operations, alliance, and corporate development activities. Prior to Tizona, Dr. Bender was Chief Business Officer of Sutro Biopharma, Inc. where he was responsible for business development, alliance and project management, external communications, and intellectual property strategy. During his time at Sutro, he completed partnering transactions with Celgene Corporation and EMD Serono. Dr. Bender received his undergraduate degree in Biological Sciences from Stanford University and his Ph.D.in Microbiology & Immunology from the University of Colorado, where he worked on peripheral T-cell selection in the labs of Philippa Marrack and John Kappler. He also received an M.B.A. from the MIT Sloan School of Management.

About Mereo BioPharma

Mereo BioPharma is a biopharmaceutical company focused on the development and commercialization of innovative therapeutics that aim to improve outcomes for oncology and rare diseases. Mereo’s lead oncology product candidate, etigilimab (Anti-TIGIT), has completed a Phase 1a dose escalation clinical trial in patients with advanced solid tumors and has been evaluated in a Phase 1b study in combination with nivolumab in select tumor types. Mereo’s rare disease product portfolio consists of setrusumab, which has completed a Phase 2b dose-ranging study in adults with osteogenesis imperfecta (OI), as well as alvelestat, which is being investigated in a Phase 2 proof-of-concept clinical trial in patients with alpha-1 antitrypsin deficiency (AATD) and in a Phase 1b/2 clinical trial in COVID-19 respiratory disease.

Additional Disclosures Required under the AIM Rules for Companies

The following information is disclosed pursuant to Schedule Two paragraph (g) of the AIM Rules for Companies.

Brian Eric Schwartz, aged 58 years, holds or has held the following directorships and partnerships in the last five years:

Current directorships/partnerships	Past directorships/partnerships
LifeSci Acquisition Corp	None
Brian & Jennifer Schwartz Family LLC

Jeremy Bender, aged 49 years, holds or has held the following directorships and partnerships in the last five years:

Current directorships/partnerships	Past directorships/partnerships
Day One Biopharmaceuticals Holding Company, LLC	None
DOT-1 Therapeutics Inc.

Neither Brian Schwartz nor Jeremy Bender currently hold any ordinary shares in the Company. Save as set out above there are no further disclosures pursuant to Rule 17 or Schedule Two paragraph (g) of the AIM Rules for Companies in respect of the appointment of Brian Schwartz and Jeremy Bender. The appointments of Brian Schwartz and Jeremy Bender as Directors satisfy the rights of OrbiMed as previously announced by the Company in conjunction with the completion of a $70 million private placement on June 4, 2020.

Additional Information

The person responsible for arranging the release of this information on behalf of the Company is Charles Sermon, General Counsel.

Forward-Looking Statements

This Announcement contains “forward-looking statements.” All statements other than statements of historical fact contained in this Announcement are forward-looking statements within the meaning of Section 27A of the United States Securities Act of 1933, as amended and Section 21E of the United States Securities Exchange Act of 1934, as amended. Forward-looking statements usually relate to future events and are often identified by the words “believe,” “expect,” “anticipate,” “plan,” “intend,” “foresee,” “should,” “would,” “could,” “may,” “estimate,” “outlook” and similar expressions, including the negative thereof. The absence of these words, however, does not mean that the statements are not forward-looking. These forward-looking statements are based on the Company’s current expectations, beliefs and assumptions concerning future developments and business conditions and their potential effect on the Company. While management believes that these forward-looking statements are reasonable as and when made, there can be no assurance that future developments affecting the Company will be those that it anticipates.

All of the Company’s forward-looking statements involve known and unknown risks and uncertainties, some of which are significant or beyond its control and assumptions that could cause actual results to differ materially from the Company’s historical experience and its present expectations. The foregoing factors and the other risks and uncertainties that affect the Company’s business, including those described in its Annual Report on Form 20-F, Reports on Form 6-K and other documents filed from time to time by the Company with the United States Securities and Exchange Commission. You should not to place undue reliance on any forward-looking statements, which speak only as of the date hereof. The Company undertakes no obligation to publicly update or revise any forward-looking statements after the date they are made, whether as a result of new information, future events or otherwise, except to the extent required by law.

Mereo BioPharma Contacts:

Mereo	+44 (0)333 023 7300
Denise Scots-Knight, Chief Executive Officer

N+1 Singer (Nominated Adviser and Broker to Mereo)	+44 (0)20 7496 3081
Phil Davies
Will Goode

Burns McClellan (US Investor Relations Adviser to Mereo)	+01 212 213 0006
Lisa Burns
Steve Klass

FTI Consulting (UK Public Relations Adviser to Mereo)	+44 (0)20 3727 1000
Simon Conway
Ciara Martin

Investors	investors@mereobiopharma.com